Exhibit 99.1

ProQR Announces First Participant Dosed in Phase 1 Study of AX-0811 and Virtual Investor and Analyst Educational Event on September 30, 2026

LEIDEN, Netherlands & CAMBRIDGE, Mass., September 9, 2026 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a clinical-stage company dedicated to changing lives through transformative RNA therapies based on its proprietary ADAR-mediated Axiomer™ RNA editing technology platform, today announced that the first participant has been dosed in the Phase 1 clinical trial of AX-0811 in healthy volunteers.

AX-0811 is ProQR’s next-generation, AI-discovered investigational RNA editing oligonucleotide (EON) designed to modulate NTCP, with preclinical data demonstrating greater potency and a longer half-life compared with AX-0810. AX-0811 is being developed as a potential disease-modifying treatment for cholestatic liver diseases, including biliary atresia. The Phase 1 study is designed to evaluate the safety, tolerability, pharmacokinetics (PK), and pharmacodynamic (PD) biomarkers of AX-0811 in healthy volunteers and builds on ProQR’s clinical experience with AX-0810. Phase 1 target engagement data for the first two cohorts are expected in early January 2027.

ProQR will also host a virtual Investor and Analyst educational event: “NTCP Modulation in Biliary Atresia via Liver-Targeted RNA Editing”. The event will take place on September 30, 2026 beginning at 11am ET, and will feature presentations by ProQR management and Gideon Hirschfield, MA (Oxon), MB BChir (Cantab), FRCP, PhD, Professor of Gastroenterology and Hepatology at the Toronto Centre for Liver Disease. The event will provide an in-depth review of the role of bile acids and NTCP modulation in cholestatic liver disease, with a focus on biliary atresia. ProQR will review the recently reported AX-0810 Phase 1 target engagement data and discuss the translational rationale and clinical development strategy for NTCP modulation in biliary atresia, including the framework for evaluating upcoming next-generation AX-0811 Phase 1 data and its potential to treat cholestatic disease.

Event Details and Registration

•	Title: NTCP Modulation in Biliary Atresia via Liver-Targeted RNA Editing
•	Date & Time: September 30, 2026 beginning at 11 am ET until approximately 12 pm ET
•	Virtual format: Webcast presentations and Q&A with covering analysts
•	Registration: https://lifescievents.com/event/prk62s0/

KOL Biography

Gideon Hirschfield, MA (Oxon) MB BChir (Cantab) FRCP PhD, Professor of Gastroenterology and Hepatology at the Toronto Centre for Liver Disease

Prof. Hirschfield is an experienced and highly focused clinician-scientist specializing in autoimmune and cholestatic liver diseases. He holds the Lily and Terry Horner Chair in Autoimmune Liver Disease Research at the Toronto Centre for Liver Disease, Toronto General Hospital, and serves as a Professor of Medicine in the Division of Gastroenterology and Hepatology at the University of Toronto.

Prof. Hirschfield completed undergraduate studies in Medicine from the Universities of Oxford and Cambridge and subsequently was awarded a PhD from the University of London in 2006. He completed specialist training in Internal Medicine, Gastroenterology and Hepatology in London, Cambridge and Toronto.

An internationally recognized expert, Prof. Hirschfield has published over 350 peer-reviewed articles, including lead authorship in high-impact journals such as the New England Journal of Medicine, The Lancet, and Nature Genetics.

His research focuses on advancing therapies for autoimmune and cholestatic liver diseases with the clear goal of preventing the need for transplantation alongside improving patient quality of life.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is a clinical-stage company dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data; the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials; the Phase 1 clinical study of AX-0811 targeting NTCP for cholestatic diseases, including the design, conduct, enrollment, dosing and completion of the study and the timing and results of safety, tolerability, pharmacokinetic, pharmacodynamic biomarker and target engagement data, including the anticipated timing of initial Phase 1 target engagement data from the first two cohorts of healthy volunteers in early January 2027; our expectations regarding the safety and therapeutic benefits of AX-0811, including the planned dosing levels and their efficacy; the potential for the greater potency and longer half-life observed for AX-0811 in preclinical studies compared with AX-0810 to translate into humans; the potential of AX-0811 as a disease-modifying treatment for cholestatic liver diseases, including biliary atresia; our ability to build on the clinical experience obtained with AX-0810 in developing AX-0811; our plans to host the virtual Investor and Analyst educational event on September 30, 2026 and the anticipated timing, participants and content thereof, including our planned review of AX-0810 Phase 1 target engagement data and discussion of the translational rationale and clinical development strategy for NTCP modulation in biliary atresia; our ability to recruit for and complete the Phase 1 clinical trial for AX-0811; the continued development and advancement of our Axiomer platform; and the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates; , including our AI-enabled discovery capabilities. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted due to shortage and pressure on supply chains and logistics in the global market, economic sanctions and international tariffs and other trade barriers; the risk that preclinical results, including comparative potency and half-life data, may not be replicated in humans or translate into clinical benefit; the risk that safety, pharmacokinetic, pharmacodynamic or target engagement results observed in healthy volunteers may not predict safety or therapeutic effect in patients with cholestatic liver diseases, including biliary atresia; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and our reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, inflationary pressures, fluctuating interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or
Investor contact:
Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com